COATUE

126 East 56th Street, New York, NY 10022 • (212) 715-5100 • Fax: (212) 371-1297

September 15, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Daniel F. Duchovny

Special Counsel, Office of Mergers & Acquisitions

Re:	Bankrate, Inc.

Schedule 13D/A filed August 24, 2009

File No. 005-57763

Ladies and Gentlemen:

On August 24, 2009, Coatue Management LLC, Coatue Offshore Master Fund Ltd. and Philippe Laffont (the “Reporting Persons”), filed a Schedule 13D/A (the “Schedule 13D/A”) in connection with their investment in Bankrate, Inc. (the “Company”). This letter reflects the Reporting Persons’ response to a comment received from the Staff of the Commission (the “Staff”) in a letter, dated August 24, 2009 (the “Comment Letter”), from Daniel F. Duchovny. Certain capitalized terms set forth in this letter are used as defined in the Schedule.

The Company’s response to the Staff’s comment is as follows:

Comment 1:

Schedule 13D/A

We note that in the letter Mr. Laffont sent to Mr. Evans he urges “. . . all [Bankrate] shareholders NOT to tender their shares and to withdraw today any shares previously tendered.” As a result, Mr. Laffont and Coatue Management are required to comply with the provisions of Rule 14d-9, including filing a Schedule 14D-9 with the requisite disclosure. See Rule 14d-9(e)(1)(ii).

U.S. Securities and Exchange Commission	2

Response to Comment 1:

The Reporting Persons note that the tender offer was completed at midnight on August 24, 2009, notwithstanding Mr. Laffont’s letter. As a result, the Reporting Persons respectfully submit that the disclosure that would be included in a Schedule 14d-9 is no longer relevant to the offer.

* * * *

In addition, the Reporting Persons hereby acknowledge that:

•	the Reporting Persons are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Reporting Persons person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can answer any further questions, please let us know.

Very truly yours,
COATUE MANAGEMENT, LLC.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

U.S. Securities and Exchange Commission	3

COATUE OFFSHORE MASTER FUND, LTD.
By:	/s/ Philippe Laffont
Name: Philippe Laffont Title: Managing Member

/s/ Philippe Laffont
PHILIPPE LAFFONT